FORM 53-901.F

SECURITIES ACT

                           MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

February 4, 2004

Item 3.        Press Release

News release dated February 4, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer reports that priority areas on the Stephens Lake Project in Manitoba have been selected for follow-up ground geophysics and diamond drilling. The priority areas were identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

The upcoming $1,000,000 program is expected to begin in mid-February, and will consist of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes. Drilling is planned for early March and is expected to test 10 distinct target areas.

Item 5.        Full Description of Material Change

The Issuer reports that priority areas on the Stephens Lake Project in Manitoba have been selected for follow-up ground geophysics and diamond drilling. The priority areas were identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

The upcoming $1,000,000 program is expected to begin in mid-February, and will consist of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes. Drilling is planned for early March and is expected to test 10 distinct target areas.

In previous exploration work on the 4,400 square kilometre Stephens Lake Project, both sulphide iron formation and ultramafic rocks have been separately intersected in diamond drilling. Sulphide iron formation and ultramafic rocks are key ingredients in the Thompson Nickel Belt model.

The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the Circum-Superior boundary, northeast of Thompson, for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key nickel producing belts in the world.

Donner is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period. In accordance with the terms of the Stephens Lake Project earn-in agreement, Falconbridge will be participating in an upcoming private placement in the Issuer in the amount of $500,000, as its contribution to the recent GEOTEM survey and the planned 2004 exploration program.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 4 th day of February, 2004.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President